Filed by Aurora Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Aurora Acquisition Corp.

(Commission File No. 001-40143)

Date: August 22, 2022

Bloomberg TV Closed Caption Transcript

Segment: Vishal Garg on Housing Market, Tech Layoffs

Series: Bloomberg Technology

Date: August 18th, 2022

Description: Better.com CEO Vishal Garg, who became famous for firing hundreds of Better workers over Zoom back in December 2021, joins Emily Chang to discuss his company’s new partnership with Palantir to create a mortgage platform where borrowers can leverage data to qualify for better loans. Plus, his thoughts on the macro environment, the wave of tech layoffs, and the SPAC landscape. (Source: Bloomberg)

BBTV Official CC-Transcript:

00:00

How will this marketplace work exactly. Well thank you so much Emily. We have 32 major institutional investors that are on our

00:08

platform today that actively buy loans. And what this will permit them to do is to use a far more granular data to make

00:18

loans to CIA eligible loans low moderate income eligible loans loans for homes with solar things that have traditionally been

00:28

very difficult for mortgage investors to provide discounts on or to make more affordable.

00:37

Yeah we’re heading into what could be a very prolonged economic downturn we’re already in it. You know this is never a good time

00:45

for the housing market. Why do you think now is the right time to launch this. I think affordability matters more than ever

00:51

before. And we’ve got three trillion dollars of capital that’s been raised for ESG funds and most of it never makes its way

01:01

into the mortgage market. So by creating Bloomberg for loans effectively working with Palantir what we’re gonna be able to do

01:09

is help families that are in sectors that are favored by ESG investors actively connect with those investors and effectively

01:18

be able to lower their cost of homeownership. Now what are the challenges that you think you’re going to face

01:25

in trying to bail us out. A home mortgage business at a time when the housing market is slumping if not crashing.

01:34

I think that demand for houses is down but there are still millions of homes being bought and sold every year in the United

01:41

States today and better com has grown fairly rapidly. We’ve grown from nothing to doing almost 100 billion of mortgages this

01:50

year. And so while the market is down we are still less than one percent

01:57

market share and we hope that we can continue to grow. And by making housing more equitable we can actually grow.

02:06

Addressing one of the issues that most homeowners face today. You’ve got a huge capital infusion from Softbank. Is this you

02:13

putting that capital to work. And how else should we see you putting that money to work. Yep. We did get a huge capital

02:20

infusion from Softbank and making homeownership more equitable while driving our business is the most wonderful type of

02:30

innovation that we can hope for. And so this is at the cutting edge by partnering with Talented. What we were gonna do in five

02:38

to 10 years we’ve been able to leverage our Softbank capital to actually make live this year.

02:47

Now I have to ask you about this the macro picture of course has been challenging for a lot of companies in the last year. You’ve

02:53

had layoffs laid off 9 percent of the company 900 people. You laid off via Zoom then an additional 3000. I know you got a lot

03:02

of heat for that. When you look back on that what would you have done differently. What do you think went wrong.

03:09

I think. We did a lot of things that were very wrong.

03:14

I should have handled the layoffs with more care and more empathy.

03:19

We were very lucky that because of the fact that we’re a digital mortgage company and a digital homeownership platform we were

03:27

actually able to see the downturn in the market. That is evidence today and that you see many many other mortgage

03:33

originators laying off thousands of people. We were able to see that as early as late last year. And so we’ve been able to get

03:40

ahead of it. We’ve been able to downsize to a burn. We’ve taken over a billion dollars in expense line items out of the

03:49

company’s cost structure. And we’re using that savings to now innovate and continue to serve customers.

03:57

So what are you doing differently now to manage costs to manage hiring to make sure you learn from those lessons. Something like

04:04

that doesn’t happen again. I think managing the up and down cycle of the cyclicality of the mortgage industry is something

04:13

that’s new to us. We’re again only a six year old company. And there are companies in the mortgage space that have been able to

04:19

manage that far superior to us. So what we’re keeping our pulse on is customer demand customer demand specifically for new

04:28

products and legging into growing those new products. Not at the rate that we did in 2020 where we grew almost 800 percent but

04:38

slowly legging into customer demand rather than what in startup land you get taught to do which is to blitz scale.

04:47

You’re also being sued by one of your former executives Sara Pierce alleging you misled investors in the process of trying to

04:53

go public. She is back. She’s also alleging retaliation. The S.E.C. is now looking into this. What’s your response to all of

05:02

this. I think it’s very hard for me to comment on matters that are in

05:09

active litigation or subject of an FCC inquiry. All I can say is every day we wake up and we find gratification in helping make

05:17

homeownership cheaper faster and better for more and more American families. And

05:24

the more we can keep on doing that the better the world will be. You’re also trying to take the company public I believe still

05:32

via SPAC. And I know there’s a deadline coming up for that. Is that still the plan and

05:40

especially given that this SPAC market has fizzled. How are you thinking about whether now is really the right time.

05:47

We’re evaluating all of our opportunities. And again I can’t comment publicly on it. All I can say is that we remain

05:55

committed to achieving greater capitalization so that we can have the funding to serve our customers. And we’re open to all

06:04

the different options out there that enable us to continue to be really well capitalized. So I’m curious for your thoughts on

06:11

this. We’ve been talking a lot about the funding that Adam knew. And the founder of We Work just received the biggest check ever

06:17

from Injuries and Horowitz to potentially revolutionize residential real estate or at least that’s what Marc Andreessen

06:24

seems to be hoping for according to his blog post. What do you make of that funding. I am so happy that the venture capital

06:33

community and entrepreneurs are still interested in revolutionizing the residential real estate market. Here we have

06:40

a 40 trillion dollar industry where consumers still pay 6 percent to buy or sell a home where consumers spend over 10

06:48

percent of the value of their home just transacting where it takes 60 days to transact. And so there are so many aspects of

06:57

the residential real estate market that need to be optimized and made work for consumers rather than brokers or

07:05

transactional intermediaries. And we really welcome the fact that there’s going to be more innovation and more capital and

07:12

more innovation in the space even if it’s going to. Adam Newman who at the very least is a very controversial founder. Adam

07:20

Newman is a controversial founder but he did revolutionize the idea of office space. Many of our offices are and we workspace.

07:27

And so. Wow. I can’t speak to any and all of the opinions that are out there in the market about him. We are delighted users of

07:38

the product that he helped create. And so if he can do the same for residential real estate good luck.

-end-

DISCLOSURE FOR INVESTORS AND SHAREHOLDERS

Important Information For Investors And Shareholders

This communication may be deemed to relate to a proposed transaction between Aurora Acquisition Corp. (“Aurora”) and Better Holdco, Inc. (“Better”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora has filed with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the proposed transaction. A definitive proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination of Aurora and Better (the “Business Combination”) or information included herein.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-4, which was initially filed with the SEC on August 3, 2021, as subsequently amended, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aurora in connection with the Business combination. A list of the names of such directors and executive officers and information regarding their interests in the Business combination is contained in the registration statement.

Forward Looking Statements

This communication only speaks at the date hereof and contains, and related discussions may contain, “forward- looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. For example, there can be no assurance that the SEC will declare Aurora’s registration statement effective, that Aurora shareholders will vote to approve the transaction or that the Business Combination will close, or that Better will be able to identify and hire individuals for the roles that it seeks to fill, nor can there be assurance that the steps Better expects to take to improve its workplace culture and organization will have their desired result. Any management or other changes could be disruptive to Better’s business.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; Better’s rapid growth and subsequent contraction and its ability to manage its growth effectively and achieve and maintain profitability in the future; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; the effect of workforce reductions and associated negative media coverage on Better’s ability to maintain and establish third-party relationships (including with business partners, warehouse lenders and investors), recruit and retain employees, management and directors and otherwise achieve its business goals; Better’s ability to maintain morale among its workforce; Better’s ability to achieve its operational and financial targets; Better’s ability to set and achieve its business goals and objectives in the context of recent negative press and changes to its organizational structure in response; Better’s estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; the impact of elevated interest rates and inflation on Better’s business including on the volume of consumers refinancing existing loans and the corresponding shift in Better’s product mix, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; Better’s ability in general, and its CEO’s ability in particular, to establish and maintain a larger, more experienced, executive team in transitioning to public markets; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate its business; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption, as well as the impact of any investigations related to these or other matters; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the Business Combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.